Edwin D. Johnson
Executive Vice President and Chief Financial Officer
September 1, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4631

ATTENTION:	Terence O’Brien
Branch Chief
Division of Corporation Finance

AND:	Jenn Do
Staff Accountant
Division of Corporation Finance
Ladies & Gentlemen:

Re:	Waste Services, Inc.
Form 10-K for the fiscal year ended December 31, 2008 — Filed February 26, 2009
Definitive Proxy Statement on Schedule 14A — Filed April 29, 2009
Form 8-K dated July 13, 2009
File No. 000-25955
Set forth below are the responses of Waste Services, Inc. to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings as set forth in the letter dated August 5, 2009 (the “Comment Letter”). For your convenience, we have repeated each of the comments set forth in the Comment Letter, numbered them to correspond to the numbering in the Comment Letter and followed each comment with our response.
Form 10-K for the year ended December 31, 2008
Management’s Discussion and Analysis, page 19
Critical Accounting Estimates and Policies, page 23
1.	In your discussion of determining the fair value of your reporting units for purposes of the goodwill impairment test, you state you primarily use discounted future cash flows but may use comparative multiples, offers from interested investors, or appraisals. Please tell us the specific method or methods used to test your reporting units as of December 31, 2008, March 31, 2009 and June 30, 2009. In future filings, please describe the actual methods used and the specific criteria you use to determine which method to use. Provide a description of the material assumptions used, including revenue growth rates, operating profit margins, terminal rates, and revenue or earnings multiples used, as applicable. Provide an analysis of the sensitivity of the fair value estimates to specific assumptions, using alternative estimates based on other outcomes that are reasonably likely to occur and would have a material effect. For any reporting units in which the carrying value does not materially differ from its estimated fair value, state the carrying value of the reporting unit and the fair value of the reporting unit. Please provide us with an example of future disclosure.
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
September 1, 2009

Company Response:
For purposes of determining the fair value of each reporting unit in step one of the SFAS 142 impairment tests completed as of December 31, 2008, March 31, 2009 and June 30, 2009, we utilized a discounted cash flow model.
We test the results of the fair values of the reporting units determined under the discounted cash flow model by comparing the implied multiples of earnings and revenues to multiples that would be expected in the market. Market expectations are based on recent transactions from our peer group, offers from interested investors, if any, or appraisals. We believe these market based “tests” are also consistent with the guidelines of paragraph 25 of SFAS 142, which states: “In estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or similar performance measure may be used if that technique is consistent with the objective of measuring fair value.”
For the discounted cash flow approach, revenue and EBITDA were sourced directly from our 2009 approved budget, which was developed from a cash flow and income statement forecast by reporting unit (East Canada, West Canada and Florida). Cash flow projections were then developed for a six year period beyond 2009 and were based on specific market conditions and expectations for each reporting unit. Corporate overhead was allocated to each reporting unit to the extent these expenses would be necessary to support the operations of the reporting unit and would be expected to be incurred on an ongoing basis by a hypothetical industry participant buyer.
Significant assumptions utilized in the discounted cash flow models as of December 31, 2008, March 31, 2009 and June 30, 2009 were:
•	Market weighted average costs of capital, which were utilized to discount the cash flows, ranged from approximately 10% to 12% and were based on market participant rates.

•	Revenue growth rates ranged from approximately 3% to 13% over the forecast period, with higher growth rates assumed in our Florida reporting unit. The Florida reporting unit growth rates were assumed to be higher than our other reporting units due to the more mature nature of our Canadian operations.

•	EBITDA margins, which were utilized for developing cash flows for SFAS 142 step one impairment testing purposes, ranged from approximately 20% to 35% over the forecast period, with higher margins assumed relative to our Florida reporting unit. The Florida reporting unit margins were also assumed to be higher than our other reporting units due a higher percentage of Florida revenue coming from our higher margin landfill operations, and the more mature nature of our Canadian operations.

•	The inflation rate utilized was 2.5%, which is consistent with the inflation rate used for purposes of our landfill asset retirement obligation calculations under SFAS No. 143. This rate is based on historic 10-year average CPI rates and was utilized for purposes of terminal year cash flows.

•	Future effective tax rates were estimated to range between 32% and 40%

•	Pursuant to EITF 02-13, “Deferred Income Tax Considerations in Applying the Goodwill Impairment Test in FASB Statement No. 142,” certain tax attributes were assigned to their respective reporting units so as to realize the maximum mutual benefit to both seller and buyer in a taxable or non-taxable transaction at the reporting unit level. We have made assumptions related to the type of sale of each reporting unit, which are asset sales for both East Canada and West Canada and a stock sale for Florida. We believe these assumptions to be reasonable given that East Canada and West Canada no longer have a net operating loss (“NOL”) for future utilization while Florida has accumulated a sizeable NOL that would be of value to a market participant purchaser.
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
September 1, 2009

There have been no substantial changes in the methodologies used, significant assumptions utilized, or calculations applied in the first step of the SFAS 142 impairment test from the prior-year.
As discussed above, we test the results of the fair values of the reporting units determined under the discounted cash flow model by comparing the implied multiples of earnings to multiples that would be expected in the market. Weighted average projected EBITDA multiples for the December 31, 2008, March 31, 2009 and June 30, 2009 impairment tests ranged from approximately four times to eight times fair value, which we believe is reasonable and consistent with recent transactions in the marketplace and expectations of industry participants.
We propose to incorporate the following disclosure in our future filings (based on our June 30, 2009 disclosure):
Goodwill
We account for goodwill in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). We test for impairment of goodwill annually on December 31 and whenever events or circumstances change between annual tests that would indicate a possible impairment. Examples of such events may include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a reporting unit or a significant portion thereof will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in our market capitalization as compared to our book value or (vi) the testing for recoverability of a significant asset group within the reporting unit. We test for impairment using the two-step process prescribed by SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill.
During the first and second quarters of 2009, our market capitalization declined from that of the fourth quarter of 2008. We considered this decline to be an indicator of possible impairment of goodwill. As of both March 31, 2009 and June 30, 2009, we performed an interim step one screen for impairment, which we passed and accordingly, we did not proceed to the second step, and we concluded that our goodwill was not impaired. Consistent with our annual goodwill tests performed in prior years, for these interim impairment tests we defined our reporting units to be consistent with our operating segments: Eastern Canada, Western Canada and Florida. In determining fair value, we have utilized discounted future cash flows. We may compare the results of fair value calculated using discounted cash flows to other fair value techniques including: (i) operating results based on a comparative multiple of earnings or revenues; (ii) offers from interested investors, if any; or (iii) appraisals. There may be instances where these alternative methods provide a more accurate measure or indication of fair value. Significant estimates used in the fair value calculation utilizing discounted future cash flows include, but are not limited to: (i) estimates of future revenue and expense growth by reporting unit (revenue has been projected to grow by approximately 3% to 13% with corresponding operating margins ranging from approximately 20% to 35% over the forecast period); (ii) future estimated effective tax rates, which we estimate to range between 32% and 40%; (iii) future estimated capital expenditures as well as future required investments in working capital; (iv) estimated discount rate, which we estimate to range between 11% and 12%; (v) the ability to utilize certain domestic tax attributes and (vi) the future terminal value of the reporting unit, which is based on its ability to exist into perpetuity and in part on the estimated rate of inflation, which was approximately 2.5%. There were no substantial changes in the methodologies employed, significant assumptions used, or calculations applied in the first step of these interim SFAS 142 impairment tests compared to our annual test for 2008.
In preparing our interim test for impairment, we determined that the sum of our reporting unit fair values exceeded our market capitalization. We determined market capitalization as the fair value of our common shares outstanding using the twenty-day weighted average to the end of the interim period. We believe one of the primary reconciling differences between fair value and our market capitalization relates to control premium. Control premium is the savings and / or synergies a market participant could realize by obtaining control and eliminating duplicative overhead costs and realizing operating efficiencies from the consolidation of routes and internalization of waste streams. Additionally, we believe there are qualitative factors that externally influence our market capitalization including, but not limited to:
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
September 1, 2009

•	The fact that, to a significant extent, our shares are held by insiders and affiliates, reducing market liquidity.

•	One of our larger shareholders, due to circumstances unrelated to us, is liquidating their position putting pressure on the market price of our shares.

•	We believe that in general, the market continues to discount the value of common equity, believing that current leverage ratios are not sustainable and companies will be required to refinance debt at higher rates and / or issue additional equity thereby diluting current shareholders. However, as a result of the October 2008 refinancing of our Senior Secured Credit Facilities, we believe our capital structure to be stable, but such stability is not reflected in our share price.
We will continue to monitor market trends in our business, the related expected cash flows and our calculation of market capitalization for purposes of identifying possible indicators of impairment. Should our book value per share continue to exceed our market price per share, or we have other indicators of impairment, as previously discussed, we will be required to perform additional interim goodwill impairment analyses, which may lead to the recognition of goodwill impairment. Additionally, we would then be required to review our remaining long-lived assets for potential impairment.
We performed a sensitivity analysis for the June 30, 2009 impairment tests and noted that a 10% decrease in projected operating margins over the forecast period would result in the requirement to perform a step two analysis for the Florida and Western Canada reporting units, but would not require a step two analysis for the Eastern Canada reporting unit. We also performed a sensitivity analysis of the market weighted average cost of capital for the June 30, 2009 impairment tests and noted that a 10% increase in the market weighted average cost of capital would result in the requirement to perform a step two analysis for the Florida reporting unit, but would not require a step two analysis for the Western Canada or Eastern Canada reporting units.
The estimated fair values of our reporting units as calculated for the June 30, 2009 impairment tests exceeded the carrying values of the reporting units by 7% to 54%. The Florida reporting unit represented the lower end of this range due in part to the recent economic downturn experienced in the Florida market.
Future events, including but not limited to continued declines in economic activity, loss of contracts or a significant number of customers and / or a rapid increase in costs or capital expenditures, could cause us to conclude that impairment indicators exist and that goodwill associated with the reporting units is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
September 1, 2009

Operating Results, page 30
2.	We note your discussion on page 33 of the restructuring charge of $6.9 million and the landfill development charge of $10.3 million, both incurred in the fourth quarter of 2008. The restructuring charge had impacts of 42% and 189% on the annual 2008 net income and fourth quarter 2008 net loss, respectively. The landfill development charge had impacts of 52% and 4221% on the annual 2008 net income and fourth quarter 2008 net loss, respectively. Given the materiality of these charges, please address the following:
•	Tell us when management first: i) contemplated the restructuring plan, and ii) identified that the landfill development project was not economically viable.

•	Given that such important management decisions regarding business operations rarely develop in as little time as one quarter of a year, it appears that enhanced MD&A disclosures were warranted to clearly inform readers about the potential implications of these decisions. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. See the guidance in Section 501.02 and 501.12.b.3 of the FRC, as well as in SAB Topic 5:P.4. Also, Section 216 of the FRC states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss”. Please clarify for us why there was no specific, prior disclosure regarding these items in the September 30, 2008 Form 10-Q.
Company Response:
Overall
During the month of October 2008, the business environment that we operate in changed rapidly. Commodity prices dropped, reducing, and in some cases temporarily closing, markets for our recycled materials such as old corrugated cardboard, paper, plastic and metals. Car shredding operations that create demand for “auto fluff” disposal at our landfills began shutting down as their operations depend upon strong recycled metal markets. Volumes from contaminated soils, such as the soil removed from oil field contaminated sites in Northern Alberta, also declined at our landfills. Construction and demolition debris, the primary material disposed of in two of our four Florida landfills, continued to decline as residential construction stalled and commercial construction jobs were winding down. Given the severity of the economic downturn, we were required to make swift decisions relative to our operations and significant transactions that we were a party to at such time. We were required to execute on these decisions in a relatively short time period.
Restructuring Charge
During the summer of 2008, management was focused on refinancing our existing credit facilities in a rapidly declining credit environment. The revolver commitment portion of these credit facilities was scheduled to terminate on April 30, 2009 and the term loan portion was maturing in specified quarterly installments through March 31, 2011. Refinancing the facility was important to our continuing operations, as the revolver commitment was needed to back letters of credit issued in support of key municipal contracts and to support closure and post-closure obligations relating to certain landfill permits. The failure of Lehman Brothers, our principal U.S. lender and arranger of the new credit facility, in early September 2008, jeopardized the refinancing so management opened negotiations with Barclays to replace Lehman as principal lender and arranger, and on various other alternatives to the new credit facility should the refinancing be unsuccessful. After extensive management effort, the new credit facility was completed on October 8, 2008.
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
September 1, 2009

Although management continually looks for opportunities to reduce costs and operate more efficiently, our focus through early October was on the refinancing and our plan at that time was to use the expanded facility to fund continued growth through acquisition. Our acquisition strategy required a certain level of administrative support. During the refinancing discussions no mention of any restructuring was made to our lenders, and no benefit of such restructuring was included in the forecast provided to the banks. During our October Board meeting, the deteriorating market conditions were discussed and it was decided that we should change our growth strategy and develop a plan for restructuring overheads to reflect current market conditions. Although a formal plan to restructure was not yet in place and we were not in a position to quantify the cost of restructuring, we decided to disclose in our earnings announcement that a restructuring was imminent. The filing of our Form 8-K on October 21, 2008 announced both our results of operations for the quarter ended September 30, 2008 and the appointment of our new non-executive Chairman, Michael G. DeGroote, effective October 21, 2008. The announcement highlighted Mr. DeGroote’s “... exceptional history of successfully developing waste companies, with his well known focus on overheads, will be of great benefit in assisting us with our cost containment efforts and strategic development. With our refinancing behind us, we commenced a restructuring to reduce our overheads and intend to complete this in the fourth quarter”.
Landfill Development Project
As of September 30, 2008, we had advanced $9.5 million and had incurred other third party costs totaling $0.8 million for a total investment of $10.3 million towards the purchase of a landfill development project for a construction and demolition materials site in southwest Florida. An additional $18.5 million payment, contractually due in January 2009 (as disclosed in Item 7 Tabular Disclosure of Contractual Obligations of our December 31, 2007 Form 10-K), was required to complete the acquisition of the site and we estimated an additional $7.5 million investment would be required to permit and construct the site. In the face of deteriorating economic conditions, particularly the declining price and volumes for the disposal of construction and demolition debris in Florida and the availability of existing adequate alternative disposal sites, management entered into negotiations with the seller to extend the closing option for up to three years. These negotiations took place in November and December of 2008 before it became apparent that an acceptable amendment to the purchase agreement was not attainable. At that time, we determined that the landfill development project was no longer economically viable to us, and also decided to cease pursuing any further investment in this project. As a result of this decision, our existing investment was consequently written off. There was no consideration prior to December 2008 to abandon the project as the site was consistent with management’s long term strategy to be the key provider of construction and demolition disposal services in southwest Florida. Economic conditions changed management’s priorities away from continued cash investments into projects displaying minimal or no short term returns.
3.	We assume the $10.5 million loss in the fourth quarter 2008 as reported in Note 21 on page F-47 was attributable to the restructuring and landfill development charges. In future filings, please disclose in the footnote the effects of any unusual or infrequent items occurring in any of the quarters for the two most recent fiscal years. Refer to Item 302(a)(3) of regulation S-K.
Company Response:
We will reflect the enhanced disclosure in future filings.
Liquidity and Capital Resources, page 36
4.	In future filings, please revise your disclosure of the amount available under your Senior Secured Credit Facilities to clarify the amounts available without violating any of your financial covenants.
Company Response:
We will reflect the revised disclosure in future filings.
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
September 1, 2009

5.	We note the table on page 37 showing your financial covenant levels for the current and each of the following four quarters. In future filings, please disclose the actual ratios achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c of the Financial Reporting Codification for guidance.
Company Response:
We will provide the requested disclosure in future filings.
6.	Please tell us whether there were any cross covenants on your senior subordinated notes or other notes payable.
Company Response:
The indenture relating to our senior subordinated notes contains cross default provisions (i) should the company fail to pay the principal amount of other indebtedness when due (after applicable grace periods) or the maturity date of that indebtedness is accelerated and the amount in question is $10.0 million or more or (ii) should the company fail to pay judgments in excess of $10.0 million in the aggregate for more than 60 days. A note in the principal amount of $2.4 million issued by a subsidiary of the company permits the holder to accelerate the due date should a judgment be entered against the subsidiary. Other notes payable do not contain any such provisions.
We will disclose the above information in our future filings.
Item 12. Security Ownership of Certain Beneficial Owners and Management..., page 45
7.	We note from page F-38 that you have stock option and equity incentive plans under which your equity securities are authorized for issuance. In future filings, please provide the disclosure required by Item 201(d) of Regulation S-K.
Company Response:
We will reflect this disclosure in future filings.
Item 15. Exhibits, Financial Statement Schedules, page 46
8.	In future filings, please review your exhibit list to address the following:
•	File or incorporate by reference the Separation Agreement with Charles Wilcox, which provides for salary continuation and benefits until December 31, 2010, as disclosed on page 33.

•	We note you have omitted the schedules and exhibits from the credit agreement incorporated by reference as exhibit 10.3. Please file a complete copy of this credit agreement that includes the excluded schedules and exhibits in your next periodic report.
Company Response:
We will file the exhibits with our next periodic report.
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
September 1, 2009

Management’s Report on Internal Control over Financial Reporting, page F-2
9.	We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting includes those policies and procedures as described in subparts (1), (2) and (3) of the above-referenced rules. Please confirm that your management’s conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your management concluded on the applicable dates that your internal control over financial reporting was effective.
Company Response:
We confirm that management’s conclusion regarding the effectiveness of internal control is based on the full definition of internal control over financial reporting in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. We will also revise our disclosure accordingly in our future filings.
15. Income Taxes, page F-41
10.	You state you have provided a 100% valuation allowance for your net operating loss carryforwards generated in the United States. Please tell us and disclose in future filings why a full valuation allowance is warranted. Explain the basis for the amount of the valuation allowance, including consideration of your operating history, future projections and reversals of existing taxable temporary differences underlying the $42.9 million in deferred tax liabilities at December 31, 2008. Refer to paragraphs 20-25 of SFAS 109.
Company Response:
In recording the valuation allowance, we considered the requirements of FASB Statement No. 109, specifically paragraphs 20-25. The available evidence considered includes the historical operating results (2003 to 2008) as well as a five year forecast of future operations. From 2003 to 2007, we generated operating losses in the U.S. In 2008, we generated an operating profit in the U.S. primarily because of the gain arising from the sale of our Jacksonville operations. Without this and other non-recurring items, we would have generated an operating loss in the U.S. in 2008.
We also considered the future reversals of our existing temporary differences, exclusive of goodwill for which we provide a separate deferred tax liability, in determining the need for a valuation allowance.
Additionally, as of December 31, 2008, there were no material tax planning strategies being considered that would trigger realization of the U.S. net operating losses.
Given the history of operating losses in the U.S., the future reversals of temporary differences and the magnitude of the net operating loss carry-forward, we concluded as of December 31, 2008 that it was more likely than not that the U.S. deferred tax assets would not be recovered from future U.S. taxable income, therefore we believed a full valuation allowance against these deferred tax assets was necessary and justifiable.
We will incorporate this expanded disclosure in our future filings.
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
September 1, 2009

11.	You disclose on page F-43 that due to the fact that Holdings has no Canadian operations and you do not expect to generate capital gains at WSI (CA), you have provided a full valuation allowance against these losses. Clarify what percentage of all taxable income generated in Canada is attributable to Holdings and WSI (CA). Please disclose how much of the total valuation allowance of $69.3 million is attributed to the US and how much is attributed to Canada.
Company Response:
All taxable income generated in Canada is attributable to WSI(CA).
Of the $69.3 million valuation allowance, $6.9 million is attributable to Canada and $62.4 million is attributable to the U.S.
We will incorporate the above information in our future filings.
19. Related Party Transactions, page F-45
12.	You disclose on page F-46 that you lease office premises in an office tower in Ontario owned by a related party. In future filings to the extent material, please disclose the quantitative information related to the lease required by paragraph 2c and 2d of SFAS 57.
Company Response:
We will provide the necessary disclosure regarding our leased office premises in future filings.
Definitive Proxy Statement on Schedule 14A
Executive Compensation — Compensation, Discussion and Analysis, page 9
13.	We note your disclosure that you determine base salary and annual cash bonus amounts based in part on “an informal review of eligible bonus percentages for similarly situated executives in other public waste management companies”. In future filings please identify the companies to which you compare your executive compensation. See Item 402(b)(2)(xiv) of Regulation S-K.
Company Response:
We will provide the required disclosure in our future filings.
14.	We note your statement in the fourth bullet point on page 10 that “Budgeted Adjusted EBITDA for purposes of determining annual cash bonuses is subject to adjustment...”. In future filings, please indicate if and to what extent you have adjusted your budgeted EBITDA for purposes of determining annual bonus amounts. See Item 402(b)(2)(vi) and Instruction 5 to Item 402(b) of Regulation S-K.
Company Response:
We will indicate in future filings, the adjustments, if any, to budgeted EBITDA for determining annual bonus amounts.
Certain Relationships, Related Transactions and Director Independence, page 22
15.	With regard to the Put or Pay Disposal Agreement with RCI Companies, please disclose in future filings the approximate dollar value of the amount involved in the transaction and the approximate dollar value of Mr. Remillard’s interest in the transaction. See Items 404(a)(3) and (4) of Regulation S-K.
Company Response:
We will disclose the approximate amounts in future filings, if applicable.
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
September 1, 2009

Form 8-K dated July 13, 2009
16.	We note no initial Form 8-K announcing the consummation of either the acquisition of RIP or Commercial Clean-up was timely filed, in accordance with General Instruction B to the Form 8-K. We also note this Form 8-K dated July 13, 2009 does not appear to be filed timely, i.e. within 75 days of the acquisition dates, pursuant to Item 9.01(a)(4) of the Form 8-K. Please ensure you timely file Forms 8-K and 8-K/A for certain specified events within the appointed time frame.
Company Response:
At the time of the acquisition of Commercial Clean-up on December 1, 2008 and the acquisition of RIP on December 30, 2008 we did not believe that either of these two acquisitions were significant or that a Form 8-K was required, due to their relatively small size. These acquisitions were also not significant based on either the asset, investment or income tests of Rule 3-05 based upon our Form 10-K for fiscal 2007, filed on March 11, 2008.
However, as a result of the sale of our Jacksonville, Florida operations in March 2008, we filed a Form 8-K on October 27, 2008 that provided retrospective effect to the audited consolidated financial statements as at December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, to reflect the Jacksonville operations as discontinued operations.
It was only during the preparation of our audited financial statements for the year ended December 31, 2008, with the advent of the SEC Division of Corporation Finance — Financial Reporting Manual, being made publicly available, did we realize that the Rule 3-05 significance tests should be based upon the retrospectively effected financial statements for fiscal 2007 filed in the Form 8-K rather than the fiscal 2007 financial statements reported in our Form 10-K (ref 2025.1, SEC Division of Corporation Finance — Financial Reporting Manual). The pre-tax income from continuing operations for fiscal 2007 was only $0.134 million in the retrospectively effected financial statements compared to $4.060 million in the originally filed financial statements.
Based upon the retrospectively effected financial statements for fiscal 2007, the acquisition of both Commercial Clean-up and RIP were subsequently deemed to be material based on the income test of Rule 3-05. We then began the process of preparing audited financial statements for both of these acquisitions. Neither of these two businesses had previously been audited and this contributed to the delay in filing the Form 8-K providing audited financial statements of both Commercial Clean-up and RIP and the associated pro forma financial statements. In addition, the process was further complicated by the fact that all the accounting staff for Commercial had been terminated after the completion of the sale on December 1, 2008. We completed the required audits as quickly as was possible in the circumstances.
We will endeavor to ensure all future filings on Forms 8-K and 8-K/A, for certain specified events, and are made within the appropriate timeframes
17.	We note you have filed financial statements for Commercial Clean-up as of and for the year ended December 31, 2007, and as of and for the nine months ended September 30, 2008. Please explain to us why only one year of audited financial statements has been provided when it appears that, under the income test of significance prescribed by Rule 1-02(w)(3), Commercial Clean-up is significant at a level requiring more than one year of audited financial statements, pursuant to Rule 3-05(b)(2)(iv) of Regulation
S-X.
Company Response:
As discussed above in our response to your comment number 16, the acquisition of Commercial Clean-up was completed on December 1, 2008, and their operations were immediately integrated into our existing operational structure. It would therefore have been impossible to provide audited financial statements of Commercial Clean-up for the full year ended December 31, 2008 as it was not in existence for the full year. The last available financial statements prior to the completion of the transaction was that for the nine months ended September 30, 2008.
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com

Securities and Exchange Commission
September 1, 2009

Under Rule 3-06(b) of Regulation S-X the filing of financial statements covering a period of nine months shall be deemed to satisfy a requirement for filing financial statements for a period of one year. Therefore, by filing audited financial statements as of and for the year ended December 31, 2007 and as of and for the nine months ended September 30, 2008, we believe that we have satisfied the requirements to file audited financial statements for the two most recent fiscal years for Commercial Clean-up under the income test of significance prescribed by Rule 1-02(w)(3) pursuant to Rule 3-05(b)(2)(iv) of regulation S-X.
* * * *
In addition, as requested in the Comment Letter, we confirm that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
Should you have any questions regarding this letter or our responses to your comments, please contact Ed Johnson, Executive Vice President, Chief Financial Officer and Chief Accounting Officer at 905-319-1237.
Yours truly,
WASTE SERVICES, INC.
/s/ Edwin D. Johnson
Edwin D. Johnson
Executive Vice President, Chief Financial Officer and Chief Accounting Officer
1122 International Blvd., Suite 601, Burlington, ON, L7L 6Z8
Phone: 905-319-1237 Fax: 905-319-9408
E-mail: ejohnson@wasteservicesinc.com